UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29699/June 22, 2011

_____

In the Matter of   :
                                          :
BLUE CHIP VALUE FUND, INC.   :
1225 17th St.   :
26th Floor   :
Denver, CO 80202   :
                                          :
(811-5003)   :
                                          :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Blue Chip Value Fund, Inc. filed an application on April 25,
2011, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On May 27, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29684). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Cathy H. Ahn
                                    Deputy Secretary